Contact

www.linkedin.com/in/skye-henderson-34869123 (LinkedIn)

Top Skills

Venture Capital
Valuation
Mergers & Acquisitions (M&A)

Skye Henderson

Startup Investor | Board Member | Mentor
Spokane, Washington, United States

Summary

Experienced VP of Venture Investments with a diverse background in public accounting and corporate finance.

Former Director of Finance for the Seattle Sounders FC, adept at financial strategy and team leadership. Leveraging a solid foundation in corporate controllership, I drive informed investment decisions.

Passionate about fostering startup growth, currently serving on the boards of multiple innovative ventures. Committed to mentoring and strategizing with budding entrepreneurs to unlock their full potential. Let's connect and collaborate to shape the future of innovation.

Experience

Cowles Ventures

3 years 8 months

VP of Venture Investments
August 2023 - Present (10 months)

-Funding and scaling early stage companies in the Inland Northwest

-Board member/strategist for portfolio companies

Investment Manager
October 2020 - August 2023 (2 years 11 months)
Spokane, Washington, United States

Revival Tea Company

Board Member
April 2023 - Present (1 year 2 months)
Spokane, Washington, United States

AppRabbit

Board Member
December 2022 - Present (1 year 6 months)

SBLive Sports
Board Member
April 2023 - Present (1 year 2 months)

Medcurity
Board Observer
June 2023 - Present (1 year)

Spokane Sounders Soccer
Board Member
November 2022 - Present (1 year 7 months)

Chord
Board Member
April 2022 - Present (2 years 2 months)

Ignite Northwest
Board Member
July 2019 - Present (4 years 11 months)

Cowles Company
5 years 7 months

Corporate Controller
November 2017 - November 2020 (3 years 1 month)
Spokane, Washington Area

Assistant Corporate Controller
May 2015 - November 2017 (2 years 7 months)

Seattle Sounders FC
3 years 5 months

Director Of Finance
April 2014 - May 2015 (1 year 2 months)
159 S Jackson, Seattle WA 98391

Senior Accountant
January 2012 - April 2014 (2 years 4 months)

DaVita Kidney Care
Senior Accountant, Revenue Valuation
December 2010 - January 2012 (1 year 2 months)

Greater Seattle Area

KPMG
Senior Associate
August 2008 - December 2010 (2 years 5 months)
Greater Seattle Area

Education

Whitworth University

BA, Accounting and Business Management · (2004 - 2008)